UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
________________________
TARGET GLOBAL ACQUISITION I CORP.
(Name of Issuer)
Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)
G8675N109
(CUSIP Number)
Michael Minnick
CIIG Management III LLC
40 West 57th Street, 29th Floor
New York, NY 10019
(212) 796-4796
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 10, 2024
(Date of Event Which Requires Filing of This Statement)
________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G8675N109
1.	Name of Reporting Person
CIIG Management III LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
3,550,691 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
3,550,691 (1)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,550,691 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
49.6% (1)(2)
14.	Type of Reporting Person
OO
(1) Represents (i) 3,533,191 Class A Ordinary Shares of the Issuer, par value $0.0001 (the “Class A Ordinary Shares”), and (ii) 17,500 Class B Ordinary Shares of the Issuer, par value $0.0001, that will automatically convert into Class A Ordinary Shares (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer’s initial business combination, subject to adjustment as described in the Issuer’s final prospectus filed under Rule 424(b)(4) (File No. 333-253732) with the Securities and Exchange Commission (the "SEC") on December 9, 2021 (the “IPO Prospectus”).
(2) Based on an aggregate of 7,153,431 Ordinary Shares, outstanding as of July 10, 2024, comprised of 7,128,431 Class A Ordinary Shares, and 25,000 Class B Ordinary Shares as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 11, 2024 (the “Issuer’s 8-K”).

SCHEDULE 13D
CUSIP No. G8675N109
1.	Name of Reporting Person
Michael Minnick
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
3,550,691 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
3,550,691 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,550,691 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
49.6% (1)(2)
14.	Type of Reporting Person
IN

(1) Represents (i) 3,533,191 Class A Ordinary Shares, and (ii) 17,500 Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer’s initial business combination, subject to adjustment as described in the IPO Prospectus.
(2) Based on an aggregate of 7,153,431 Ordinary Shares, outstanding as of July 10, 2024, comprised of 7,128,431 Class A Ordinary Shares, and 25,000 Class B Ordinary Shares as reported in the Issuer’s 8-K.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed by CIIG Management III LLC, a Delaware limited liability company ("CIIG Mgmt III") and Michael Minnick (together, the “Reporting Persons”) with the SEC on June 7, 2024 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”). The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate percentage of Ordinary Shares that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 7,153,431 Class A Ordinary Shares and 25,000 Class B Ordinary Shares issued and outstanding as reported in the Issuer’s 8-K.  Based on the foregoing, the Reporting Persons may be deemed to beneficially own 49.6% of the Issuer’s Ordinary Shares in the aggregate.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented to incorporate the following at the end thereof:

Non-Redemption Agreements

Beginning on July 3, 2024, and continuing until the July 10, 2024 Extraordinary General Meeting of shareholders called by the Issuer (the “Extraordinary General Meeting”) to approve, among other things, an extension of time for the Issuer to consummate an initial business combination, the Issuer and CIIG Mgmt III entered into certain non-redemption agreements and assignments of economic interests (the “Non-Redemption Agreements”) with certain investors (the “Investors”).

The Non-Redemption Agreements provide for the assignment of economic interest of up to an aggregate of 629,835 Class B Ordinary Shares held by CIIG Mgmt III to the Investors in exchange for such Investors agreeing to hold and not redeem certain public shares at the Extraordinary General Meeting. Pursuant to the Non-Redemption Agreements, CIIG Mgmt III has agreed to transfer to such Investors up to an aggregate of 629,835 ordinary shares in connection with the consummation of an initial business combination.

The foregoing description of the Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Non-Redemption Agreement which is filed as Exhibit 7 hereto.

Item 7. Material to be Filed as Exhibits.

Exhibit No.          Name
7.                          Form of Non-Redemption Agreement and Assignment of Economic Interest.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: July 12, 2024

CIIG MANAGEMENT III LLC

By: /s/ Michael Minnick
Name: Michael Minnick
Title: Managing Member

MICHAEL MINNICK

/s/ Michael Minnick